CONTRAVIR PHARMAECUTICALS, INC.

420 LEXINGTON AVENUE, SUITE 2012

NEW YORK, NEW YORK 10170

October 22, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Jeffrey P. Riedler, Assistant Director
Dan Greenspan
Melissa Rocha

Re:                         ContraVir Pharmaceuticals, Inc.
Amendment No. 1 to Form 10
Filed September 20, 2013
File No. 000-55020

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated October 10, 2013 (the “Comment Letter”) relating to Amendment No. 1 to the Registration Statement on Form 10 (the “Form 10”) of ContraVir Pharmaceuticals, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

Exhibit 99.1 Information Statement

1.              We note your discussion on page 50 concerning the need for an Investigational New Drug application (IND), which must be reviewed by the FDA and become effective before t4he commencement of human clinical trials.  Throughout the Information Statement where you discuss your clinical development program for FV-100 and contemplated future clinical studies, please disclose whether you have an active IND allowing you to conduct such studies.  If so, please indicate when the IND was filed and identify the trial sponsor.  If not, please state when you expect to file any necessary INDs.

Response

The Company acknowledges the Staff’s comment and has updated pages 10 and 45 of the Form 10 in accordance with the Staff’s comment.

2.              We note your response to our prior comment 6.  Please disclose the requirements for quotation on the OTCBB.  Please also clarify what you mean by “shortly” after the distribution.

Response

The Company acknowledges the Staff’s comment and has updated the cover page and pages 5, 6 and 66 of the Form 10 in accordance with the Staff’s comment.

Information Statement Summary, page 9

3.                      To We note your response to our prior Comment 7.  Please provide an explanation of the following scientific terms the first time they are used in the information statement:

• “prodromal;”

• “PCR (-);”

• “PCR (+);” and

• “moiety”

Response

The Company acknowledges the Staff’s comment and has updated pages 9, 10 and 46 of the Form 10 in accordance with the Staff’s comment.

Risk Factors

“We have limited capacity for recruiting and managing trials...,” page 16

4.             We note your response to our prior Comment 12.  Please confirm your disclosure in this risk factor to reflect the information disclosed under “if our product candidate is unable to compete…” on page 21 that specifies your knowledge of a potential competing product, valomaciclovir, being developed by Epiphany Pharmaceuticals.

Response

The Company acknowledges the Staff’s comment and has updated page 17 of the Form 10 in accordance with the Staff’s comment.

Business

5.                    We note your response to our prior Comment 17.  Please expand your disclosure to include the material obligations to BMS that you assumed from Synergy pursuant to the Contribution Agreement, as amended and restated.  This includes, for example, a description of material liabilities under the BMS Agreement, the aggregate remaining milestone payments and royalties on net sales that may be due to BMS.  Please also disclose the duration of any ongoing obligations that will be owed by ContraVir to BMS and provisions relating to their termination.

Response

The Company acknowledges the Staff’s comment and has updated pages 43 and 48 of the Form 10 in accordance with the Staff’s comment.  The Company also advises the Staff that certain portions of the BMS Agreement, including all aggregate amounts of milestone payments and royalties payable to BMS under the BMS Agreement, have been redacted and a request for confidential treatment has been submitted to the Commission.

6.                    We note your response to our prior Comment 20.  Please specify what numerically favorable treatment differences were observed with respect to the primary endpoint in the Phase 2 study conducted by Inhibitex.  Please also disclose whether “numerically favorable treatment difference” or “relative treatment difference” are standards recognized by the FDA or any comparable regulatory agency.

Response

The Company acknowledges the Staff’s comment and has updated pages 44 and 46 of the Form 10 in accordance with the Staff’s comment.

Overview, page 44

7.                    We note your response to our prior Comment 22.  Please identify the preclinical studies you reference that demonstrated the “significant” comparative potency of FV-100 against existing approved drugs for the treatment of shingles and specify the sponsor of these trials.

Response

The Company acknowledges the Staff’s comment and has updated page 44 of the Form 10 in accordance with the Staff’s comment.

FV-100, page 44

FV-100 Efficacy Summary, page 46

8.                    We note your response to our prior Comment 24.  Please explain the concepts of “statistical significance” as used throughout the filing.

Response

The Company acknowledges the Staff’s comment and has updated pages 44 and 46 of the Form 10 in accordance with the Staff’s comment.

9.              We note your response to our prior Comment 25.  Please clarify, either in the narrative or in explanatory footnotes to your tables, what the information in each of the columns means. A lay reader may have difficulty interpreting the data provided. For example, in the first column of the first table, the meaning of “Least Squares Mean” and “BO130 days AUC S.E.” may be unclear, which obscures the meaning and significance of the numerical data in the column.

Response

The Company acknowledges the Staff’s comment and has updated page 44 of the Form 10 in accordance with the Staff’s comment.

10.                                 We note your response to our prior Comment 26.  Please define abbreviations used in the tables.

Response

The Company acknowledges the Staff’s comment and has updated page 47 of the Form 10 in accordance with the Staff’s comment.

Intellectual Property page 40

11.                                 We note your response to our prior Comment 26.  Please revise your disclosure to sate clearly whether your patents related to FV-l00 are licensed or owned. If licensed, please identify the licensor.

Response

The Company acknowledges the Staff’s comment and has updated page 48 of the Form 10 in accordance with the Staff’s comment.

We hereby acknowledge the following:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (212) 297-0020 or Jeffrey J. Fessler, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Gary S. Jacob
Gary S. Jacob
Chief Executive Officer

cc:                                Jeffrey J. Fessler, Sichenzia Ross Friedman Ference LLP
Stephen A. Cohen, Sichenzia Ross Friedman Ference LLP
Bernard F. Denoyer, ContraVir Pharmaceuticals, Inc.